SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2015
Shaw Communications Inc.

By:
/s/ Rhonda Bashnick
Rhonda Bashnick
Senior Vice President, Finance
Shaw Communications Inc.

NEWS RELEASE

Shaw announces first quarter financial and operating results and dividend increase

•	First quarter consolidated revenues of $1.39 billion increased 2% over the same period last year and operating income before amortization of $606 million was comparable to the prior period.

•	Free cash flow for the three month period was $193 million, up from $157 million last year.

•	Net income was $227 million or $0.46 per share for the quarter compared to $245 million or $0.51 per share last year.

•	The annual dividend rate was increased by 8% to $1.185.

Calgary, Alberta (January 14, 2015) – Shaw Communications Inc. announced consolidated financial and operating results for the first quarter ended November 30, 2014. Consolidated revenue for the three month period of $1.39 billion was up 2% over the comparable period last year. Total operating income before amortization1 of $606 million compared to $608 million last year.

Chief Executive Officer, Brad Shaw said, “We are off to a solid start in fiscal 2015 with positive operating momentum across our businesses. The positive change in Consumer Video – Cable and Internet net growth year-over-year reflects the shift in the competitive dynamic in Western Canada. We continue to make decisions and launch initiatives driven by the imperative to bring quality, reliability, innovation and value to the customer and viewer experience. During the quarter we expanded our WiFi hotspots to 55,000 and in November launched shomi, a subscription VOD service with the most popular movies and TV shows available OTT and on set top boxes.”

“We welcomed the ViaWest Inc. management team and employees to Shaw with the completion of the acquisition in early September and look forward to capitalizing on synergies and growing the data centre platform operations in the North American market.”

Free cash flow1 for the three month period of $193 million was up compared to $157 million for the same period last year. The improvement was primarily due to lower capital investment in the current quarter.

Net income was $227 million or $0.46 per share for the quarter ended November 30, 2014 compared to $245 million or $0.51 per share for the same period last year. The current period included higher amortization and an equity loss of a joint venture, partially offset by lower income taxes.

On September 2, 2014 Shaw closed the ViaWest, Inc. (“ViaWest”) acquisition. ViaWest was one of the largest privately held providers of data centre infrastructure, cloud technology and managed IT solutions in North America. Through the acquisition Shaw has gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services.

Effective September 1, 2014 Shaw’s Cable and Satellite business segments were strategically realigned to better serve and grow the customer bases and improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. The previous Cable and Satellite segments were realigned into Consumer and Business Network Services, Media remains unchanged, and Business Infrastructure Services was created with the acquisition of ViaWest.

Revenue and operating income before amortization in the Consumer division of $927 million and $405 million, respectively, compared to $945 million and $413 million for the same period last year.

Business Network Services revenue of $127 million for the three month period compared to $119 million in the same period last year and operating income before amortization for the quarter of $61 million compared to $58 million last year.

Business Infrastructure Services revenue and operating income before amortization was $55 million and $21 million, respectively, for the quarter. For information purposes, and excluding the impact of foreign exchange, ViaWest is on track to achieve year-over-year low to mid-teen revenue and operating income before amortization growth.

Quarterly revenue in the Media division of $307 million compared to $325 million last year and operating income before amortization of $119 million compared to $137 million last year.

Mr. Shaw continued, “During the quarter we remained focused on disciplined and sustainable growth, customer retention and driving performance through continuous improvement. We are on track to achieve our fiscal 2015 financial guidance and our Board of Directors has approved an 8% increase in our annual dividend rate to $1.185 affirming our commitment to continue to return value to our shareholders.”

Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 30, 2014

January 14, 2015

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2014 Annual MD&A included in the Company’s August 31, 2014 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated.

Effective September 1, 2014 Shaw’s Cable and Satellite business segments were strategically realigned to better serve and grow the customer bases and improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. The previous Cable and Satellite segments were realigned into Consumer and Business Network Services, Media remains unchanged, and Business Infrastructure Services was created with the acquisition of ViaWest, Inc. (“ViaWest”).

Results of operations are reported in the following four segments:

Consumer – Provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers.

Business Network Services – Through a national fibre-optic backbone network, provides data networking, video, voice and Internet services as well as satellite Video services, and fleet tracking services to North American businesses and public sector entities.

Business Infrastructure Services - Provides data centre colocation, cloud and managed services to North American businesses.

Shaw Media - Provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks.

Shaw Communications Inc.

CONSOLIDATED RESULTS OF OPERATIONS

FIRST QUARTER ENDING NOVEMBER 30, 2014

Selected Financial Highlights

	Three months ended November 30,
($millions Cdn except per share amounts)	2014	2013	Change %
Operations:
Revenue	1,389	1,362	2.0
Operating income before amortization (1)	606	608	(0.3)
Operating margin (1)	43.6%	44.6%	(1.0)
Funds flow from operations (2)	392	382	2.6
Net income	227	245	(7.3)
Per share data:
Earnings per share Basic and diluted	0.46	0.51
Weighted average participating shares outstanding during period (millions)	463	454

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

		Growth
	Total	Three months ended November 30,
	November 30, 2014	2014	2013
Consumer and Business Network Services
Video - Cable	1,942,038	(15,591)	(29,619)
Video – Satellite	862,643	(17,980)	(9,323)
Internet	1,944,449	14,048	2,746
Digital phone lines	1,374,735	(599)	1,351

	6,123,865	(20,122)	(34,845)

Consolidated Overview

Consolidated revenue of $1.39 billion for the three month period improved 2.0% over the comparable period last year. Consolidated operating income before amortization for the quarter of $606 million was comparable to the prior period.

Revenue growth in Business Network Services and Business Infrastructure Services was partially reduced by revenue declines in the Consumer division and Shaw Media. The Business Network Services improvement was driven by customer growth and Business Infrastructure Services was due to the acquisition of ViaWest. The decline in Consumer was primarily due to higher promotional amounts while the decrease in Media was driven by reduced advertising revenues due to a general market softness combined with the impact of the disposition of Historia and Series+ and a retroactive favourable adjustment in the comparable quarter related to distant signal retransmission royalties.

Consolidated operating income before amortization of $606 million compared to $608 million last year. The impact of the declines in Consumer and Media driven by the lower revenues was primarily offset by the growth in Business Network Services and the addition of Business Infrastructure Services with the acquisition of ViaWest.

Shaw Communications Inc.

The Company’s strategy is to balance financial results with maintenance of overall revenue generating units (“RGUs”). Consumer and Business Network Services, excluding named and wholesale customers, have 6.1 million RGUs – which represents the number of products sold to customers. During the quarter RGUs declined by 20,122.

In 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, in the prior year the Company recorded $58 million primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million.

Shaw continues to invest in and build awareness of Shaw Go WiFi and as at November 30, 2014 had 55,000 hotspots and almost 600,000 Internet customers registered on the network, reflecting the value of the service to customers.

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest, for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 million on the Company’s credit facility. ViaWest is headquartered in Denver, Colorado and has 27 data centres in 8 key Western U.S. markets providing colocation, cloud and managed services.

In the prior year, the Company partnered with Rogers Communications (“Rogers”) to form shomi, a new subscription video-on-demand service having the latest most exclusive shows and selections personalized for viewers. The service launched in beta in November 2014.

Net income was $227 million for the three months ended November 30, 2014 compared to $245 million for the same period last year.

The Board of Directors approved an 8% increase in the equivalent annual dividend rate to $1.185 on Shaw’s Class B Non-Voting Participating Shares. The new rates are effective with the monthly dividend paid on March 30, 2015.

Shaw Communications Inc.

The changes in net income are outlined in the table below.

	November 30, 2014 net income compared to:
	Three months ended
($millions Cdn)	August 31, 2014	November 30, 2013
Increased (decreased) operating income before restructuring costs and amortization (1)	81	(2)
Decreased restructuring costs	5	—
Increased amortization	(35)	(26)
Decreased (increased) interest expense	(6)	4
Change in net other costs and revenue (2)	(17)	(23)
Decreased income taxes	7	29

	35	(18)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, equity loss of a joint venture and other gains (losses) as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.46 for the three month period compared to $0.51 in the same period last year. The current period included higher amortization and net other costs and revenue, partially offset by lower income taxes. The change in net other costs and revenue was primarily due to the current quarter equity loss of a joint venture and business acquisition costs.

Net income in the current quarter increased $35 million compared to the fourth quarter of fiscal 2014 due to higher operating income before amortization of $81 million, primarily due to the seasonality of the Media business and the inclusion of ViaWest in the new segment Business Infrastructure Services, partially offset by higher amortization and net other costs and revenue.

Free cash flow of $193 million for the three month period improved from $157 million. The improvement in the current period was primarily due to lower capital investment.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
($millions Cdn)	2014	2013
Operating income	386	414
Add back (deduct) amortization:
Deferred equipment revenue	(19)	(16)
Deferred equipment costs	40	32
Property, plant and equipment, intangibles and other	199	178

Operating income before amortization	606	608

Operating margin

Operating margin is calculated by dividing operating income before amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including operating income before amortization, CRTC benefit obligation funding and non-controlling interest amounts, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure while Business Infrastructure Services and Media are separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Accelerated capital fund

During the 2013 fiscal year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013, $240 million was invested in fiscal 2014 and $150 million is expected to be invested in fiscal 2015.

Free cash flow is calculated as follows:

	Three months ended November 30,
($millions Cdn)	2014	2013 (3)	Change %
Revenue
Consumer	927	945	(1.9)
Business Network Services	127	119	6.7
Business Infrastructure Services	55	—	n/a
Media	307	325	(5.5)

	1,416	1,389	1.9
Intersegment eliminations	(27)	(27)	—

	1,389	1,362	2.0

Operating income before amortization (1)
Consumer	405	413	(1.9)
Business Network Services	61	58	5.2
Business Infrastructure Services	21	—	n/a
Media	119	137	(13.1)

	606	608	(0.3)

Capital expenditures and equipment costs (net): (2)
Consumer and Business Network Services	227	301	(24.6)
Business Infrastructure Services	12	—	n/a
Media	1	2	(50.0)

	240	303	(20.8)
Accelerated capital fund investment (1)	(30)	(63)	(52.4)

	210	240	(12.5)

Free cash flow before the following	396	368	7.6
Less:
Interest	(69)	(73)	(5.5)
Cash taxes	(98)	(103)	(4.9)
Other adjustments:
Non-cash share-based compensation	1	1	—
CRTC benefit obligation funding	(5)	(12)	(58.3)
Non-controlling interests	(8)	(10)	(20.0)
Pension adjustment	(24)	(14)	71.4
Customer equipment financing	3	3	—
Preferred share dividends	(3)	(3)	—

Free cash flow (1)	193	157	22.9

Operating margin (1)
Consumer	43.7%	43.7%	—
Business Network Services	48.0%	48.7%	(0.7)
Business Infrastructure Services	38.2%	—	n/a
Media	38.8%	42.2%	(3.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.
(3)	Restated to reflect the change in segment reporting whereby residential and enterprise services that were included in the Cable and Satellite segments are now realigned into new Consumer and Business Network Services segments.

Shaw Communications Inc.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	240	150	500
Accelerated capital investment	110	240	30	380

Fund Closing Balance, November 30, 2014	—	—	120	120

SUBSCRIBER STATISTICS

			Three months ended November 30
	November 30, 2014	August 31, 2014	2014	2013
Consumer
Video - Cable	1,855,381	1,867,304	(11,923)	(26,815)
Video - Satellite	831,760	850,132	(18,372)	(11,251)
Internet	1,773,260	1,761,881	11,379	(3,811)
Phone	1,105,023	1,110,708	(5,685)	(4,188)

	5,565,424	5,590,025	(24,601)	(46,065)
Business Network Services
Video - Cable	86,657	90,325	(3,668)	(2,804)
Video - Satellite	30,883	30,491	392	1,928
Internet	171,189	168,520	2,669	6,557
Phone	269,712	264,626	5,086	5,539

	558,441	553,962	4,479	11,220

	6,123,865	6,143,987	(20,122)	(34,845)

CONSUMER

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Revenue	927	945	(1.9)
Operating income before amortization (1)	405	413	(1.9)

Operating margin (1)	43.7%	43.7%	—

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Revenue and operating income before amortization both declined 1.9% over the comparable period last year.

•	During the quarter consumer RGUs declined 24,601. Internet customers were up 11,379 to 1,773,260. Digital Phone lines decreased 5,685, Cable Video subscribers declined 11,923 and Satellite Video subscribers decreased 18,372.

Consumer revenue for the three month period of $927 million decreased 1.9% from the comparable period last year. The impact of prior year price adjustments combined with growth in Internet were offset by higher promotional costs, mainly due to the change in acquisition promotions from 3 to 6 months, lower Video subscribers and lower On Demand revenues.

Operating income before amortization for the quarter of $405 million was down 1.9% over the same period last year. The net revenue related decline along with increased expenses including programming amounts, related to new services and higher rates as contracts renew, and marketing were partially offset by lower employee related expenses due to the prior year restructuring and reduced local programming improvement fund (“LPIF”) contributions due to the elimination of the fund in fiscal 2015.

Shaw Communications Inc.

Compared to the fourth quarter of fiscal 2014 revenue declined 0.9% primarily due to higher promotional costs and lower Video subscribers. These declines were partially offset by Internet growth and seasonally higher On Demand. Operating income before amortization was down 3.6% as a result of the net lower revenue and higher programming amounts related to increased rates as contracts renew and employee related expenses due to annual merit increases, partially offset by lower marketing costs, due to sponsorship in the prior quarter of the Shaw Charity Classic, and the elimination of the LPIF.

BUSINESS NETWORK SERVICES

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Revenue	127	119	6.7
Operating income before amortization (1)	61	58	5.2

Operating margin (1)	48.0%	48.7%	(0.7)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Revenue and operating income before amortization improved 6.7% and 5.2%, respectively, over the comparable period last year.

•	During the quarter Internet customers were up 2,669 to 171,189 and phone lines increased 5,086 to 269,712 while Video subscribers declined 3,276.

Revenue of $127 million for the three month period was up 6.7% over the comparable period last year primarily due to customer growth in both the small/medium and large enterprise markets.

Operating income before amortization of $61 million for the three month period improved 5.2% over the same period last year due to the higher revenue related amounts partially offset by various expense increases including employee related amounts due to employee growth as positions were added to support future growth and annual merit increases, programming fees and marketing.

Compared to the fourth quarter, revenue increased 2.1% mainly due to customer growth in the large enterprise market. Operating income before amortization decreased 3.7% over the prior quarter primarily due to various expense increases including employee related amounts, mainly due to annual merit increases, programming fees and marketing, partially offset by the revenue driven growth.

Shaw Communications Inc.

BUSINESS INFRASTRUCTURE SERVICES

Three months ended November 30,
($millions Cdn)	2014
Revenue	55
Operating income before amortization (1)	21

Operating margin (1)	38.2%

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest, one of the largest privately held providers of data centre infrastructure, cloud technology and managed IT solutions in North America. Through the acquisition Shaw gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services.

Revenue and operating income before amortization for the current quarter were $55 million and $21 million, respectively. For information purposes, and excluding the impact of foreign exchange, ViaWest is on track to achieve year-over-year low to mid-teen revenue and operating income before amortization growth.

MEDIA

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Revenue	307	325	(5.5)
Operating income before amortization (1)	119	137	(13.1)

Other adjustments:
CRTC benefit obligation funding	(5)	(12)	(58.3)
Non-controlling interests	(8)	(10)	(20.0)

Operating margin (1)	38.8%	42.2%	(3.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before amortization for the quarter was $307 million and $119 million compared to $325 million and $137 million last year. The revenue decline was primarily driven by lower airtime revenues due to a general market softness combined with the impact of the disposition of Historia and Series+ and a retroactive favourable adjustment in the comparable quarter related to distant signal retransmission royalties. The decline in operating income before amortization was due to the lower revenues combined with higher programming costs, partially offset by lower operating expenses, including employee related and various other. Included in the prior quarter operating income before amortization was $5 million related to Historia and Series+ as well as $6 million related to the distant signal retransmission royalty adjustment. The current quarter included $5 million in operating income before amortization from transactions with shomi related to airtime revenues of $2 million and content sublicensing of $3 million.

Shaw Communications Inc.

Compared to the fourth quarter of fiscal 2014, revenue and operating income before amortization increased $76 million and $78 million, respectively. The increases were primarily due to the seasonality of the Media business, with higher advertising revenues in the first quarter driven by season premieres. The fourth quarter is typically the lowest quarter of the year as it spans the summer months when viewership is generally lower.

Global continued to deliver solid programming results in the quarter with Survivor leading in the reality genre and ranking in the Top 10 nationally and in the major markets. The sophomore season of The Blacklist, ranks in the Top 20 nationally and in all major markets, while Global’s top new dramatic title, NCIS: New Orleans, is in the Top 20 nationally. The upcoming Global winter/spring schedule includes a new season of Survivor, the second season of Remedy, season three of Big Brother Canada along with returning shows such as Chicago Fire, Elementary, NCIS and The Blacklist. Global News continues to retain the number one position in the Vancouver, Calgary and Edmonton markets, while Global National and the all news channel BC-1 grew audience in the quarter.

Media’s specialty portfolio continues to demonstrate strength in the channel rankings with 4 of the Top 10 analog channels and 6 of the Top 10 digital channels, including ranking 5 in the Top 5 digital channels. Shaw Media also holds 5 of the Top 10 specialty programs for the season led by Outlander on Showcase and The Curse of Oak Island on History. Building on the strength of the specialty portfolio, Media rebranded two new specialty channels in the first quarter; FYI: For Your Inspiration, and CI: Crime and Investigation with both channels delivering early audience success. The specialty winter/spring line-up will include Timber Kings, Chopped Canada, Leave it to Bryan and the third season of Vikings.

Shaw Communications Inc.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Consumer and Business Network Services
New housing development	24	24	—
Success based	74	99	(25.3)
Upgrades and enhancements	66	102	(35.3)
Replacement	7	14	(50.0)
Buildings and other	56	62	(9.7)

Total as per Note 3 to the unaudited interim consolidated financial statements	227	301	(24.6)

Business Infrastructure Services
Total as per Note 3 to the unaudited interim consolidated financial statements	12	—	n/a

Media
Broadcast and transmission	—	1	(100.0)
Buildings and other	1	1	—

Total as per Note 3 to the unaudited interim consolidated financial statements	1	2	(50.0)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements (1)	240	303	(20.8)

(1)	The three months ended November 30, 2014 includes $30 (2013 - $63) related to certain capital investments that are being funded from the accelerated capital fund.

Capital investment was $240 million in the current three month period and included $30 million of investment funded through the accelerated capital fund. Capital investment for the same period last year was $303 million and included $63 million of investment funded through the accelerated capital fund. The accelerated capital fund initiatives include continued investment on the new internal data centre, network capacity, next generation delivery systems, and expediting the WiFi infrastructure build.

Consumer and Business Network Services

Success-based capital in the quarter was $25 million lower than the comparable three month period primarily due to reduced set top box activations for new and existing customers driven by the termination of the Satellite rental program, reduced costs related to the deployment of Cable rental units, and lower gross customer additions. These favorable variances were partially offset by higher WiFi modem purchases.

Quarterly investment in Upgrades and enhancement and Replacement categories combined of $73 million declined $43 million compared to the first quarter last year mainly due to timing of investment in the current year on next generation video delivery systems and bandwidth upgrades, along with lower spend in core networks for video and mainline and drop upgrades. This was partially offset by increased WiFi network build-out.

Investment in Buildings and other was down $6 million for the current three month period compared to the same period last year. The decrease relates to spend in the prior year on certain corporate assets and timing of investment on back office infrastructure upgrades partially offset by higher Shaw Court refurbishment expenditures.

New housing development capital spend was in line with the prior year.

Shaw Communications Inc.

Business Infrastructure Services

Capital investment of $12 million for the current quarter was in line with planned spend and included approximately $10 million of growth related capital investment in core infrastructure and customer related equipment.

Media

Capital investment of $1 million for the current quarter was in line with $2 million in the prior year as work continued on various projects.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Amortization revenue (expense) -
Deferred equipment revenue	19	16	18.7
Deferred equipment costs	(40)	(32)	25.0
Property, plant and equipment, intangibles and other	(199)	(178)	11.8

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable period due to the sales mix of equipment, timing and volume of sales as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable period due to the impact of the acquisition of ViaWest on September 2, 2014.

Amortization of financing costs and Interest expense

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	69	73	(5.5)

Interest expense decreased over the comparable period due to an overall reduced average cost of borrowing and an increase in capitalized interest partially offset by a higher average debt level including the impact of debt assumed on the acquisition of ViaWest and drawdown of US $330 million on the Company’s credit facility to partially finance the acquisition.

Shaw Communications Inc.

Business acquisition costs

During the current quarter, the Company incurred $6 million of acquisition related costs for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest which closed September 2, 2014.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Equity loss of a joint venture

The Company recorded an equity loss of $13 million in respect of its interest in shomi, a new subscription video-on-demand service launched in the early November. The equity loss includes amounts in respect of the development and launch of the business.

Other gains (losses)

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). In the current quarter, the category also includes a write-down of $3 million in respect of the property classified as held for sale while the comparative quarter includes a refund of $5 million from the Canwest CCAA plan implementation fund.

Income taxes

Income taxes were lower in the current year mainly due to lower net income before income tax.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2014 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets were $14.2 billion at November 30, 2014 compared to $13.2 billion at August 31, 2014. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2014. The impact of the acquisition of ViaWest includes the ongoing effects of foreign exchange differences arising on translation of those U.S. operations subsequent to acquisition.

Shaw Communications Inc.

Current assets decreased $554 million due to decreases in cash of $613 million and inventories of $17 million partially offset by increases in accounts receivable and other current assets of $59 million and $19 million, respectively. Cash decreased primarily due to the acquisition of ViaWest while inventories were lower due to timing of equipment purchases. Accounts receivable increased due to higher advertising revenue during the first quarter of the current year compared to the fourth quarter of the prior year as well as the impact of the acquisition of ViaWest. Other current assets also increased due to the acquisition of ViaWest as well as higher program rights and advances and timing of payment of certain expenditures including maintenance and support contracts.

Investments and other assets increased $14 million due to the Company’s interest in shomi.

Property, plant and equipment increased $344 million primarily due to the acquisition of ViaWest as well as current year capital investment exceeding amortization.

Intangibles and goodwill increased $1.15 billion due to the acquisition of ViaWest.

Current liabilities decreased $116 million due to a decline in income taxes payable of $123 million partially offset by the current portion of long-term debt of $7 million that was assumed on the acquisition of ViaWest. Income taxes payable decreased due to tax installment payments partially offset by the current quarter provision.

Long-term debt increased $851 million due to the assumption of debt on the acquisition of ViaWest and borrowings under the Company’s credit facility including the US$330 million required to partially fund the acquisition.

Other long-term liabilities decreased $19 million primarily due to contributions to defined benefit pension plans partially offset by current year pension expense.

Deferred income tax liabilities increased $56 million due to amounts arising on the acquisition of ViaWest partially offset by the current quarter income tax recovery.

Shareholders’ equity increased $181 million primarily due to increases in share capital of $73 million and retained earnings of $87 million and a decrease in accumulated other comprehensive loss of $25 million. Share capital increased due to the issuance of 2,674,529 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of December 31, 2014, share capital is as reported at November 30, 2014 with the exception of the issuance of a total of 1,068,653 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $219 million partially offset by dividends of $132 million. Accumulated other comprehensive loss decreased due to the net impact of exchange differences arising on the translation of ViaWest and the US denominated debt designated as a hedge of the Company’s net investment in those foreign operations.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $193 million of free cash flow. Shaw used its free cash flow along with cash of $613 million, borrowings of $411 million under its credit facility, proceeds on issuance of Class B Non-Voting Shares of $29 million and other net items of $2 million to finance the $893 million acquisition of ViaWest, fund the net working capital and inventory change of $182 million, pay common share dividends of $89 million, fund $30 million of accelerated capital spend, make $30 million in financial investments and invest an additional net $24 million in program rights.

Shaw Communications Inc.

On December 5, 2014 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period from December 9, 2014 to December 8, 2015. No shares were repurchased under the previous normal course issuer bid which expired on December 8, 2014.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $39 million during the three months ending November 30, 2014.

On December 22, 2014, the Company announced that it amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019. The facility is used for general corporate purposes.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended November 30,
($millions Cdn)	2014	2013	Change %
Funds flow from operations	392	382	2.6
Net change in non-cash working capital balances related to operations	(174)	28	>100.0

	218	410	(46.8)

Funds flow from operations increased over the comparative three month period primarily due to lower current income tax expense and a decline in CRTC benefit obligation funding partially offset by an increase in funding of defined benefit pension plans. The net change in non-cash working capital balances related to operations fluctuated over the comparative period due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended November 30,
($millions Cdn)	2014	2013	Increase
Cash flow used in investing activities	(1,169)	(346)	823

The cash used in investing activities increased over the comparative period primarily due to the acquisition of ViaWest partially offset by lower cash outlays for capital expenditures.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
($millions Cdn)	2014	2013
Bank loans – net borrowings	411	—
Repayments of ViaWest’s credit facility and finance lease obligations	(2)	—
Repay 7.5% senior unsecured notes	—	(350)
Dividends	(92)	(84)
Issuance of Class B Non-Voting Shares	29	10
Distributions paid to non-controlling interests	(8)	(5)

	338	(429)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income (2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2015
First	1,389	606	219	227	0.46	0.46
2014
Fourth	1,263	525	187	192	0.40	0.40
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. The first quarter of the current year was also impacted by the addition of the new Business Infrastructure Services segment upon the acquisition of ViaWest on September 2, 2014.

Shaw Communications Inc.

In the first quarter of 2015, net income increased $35 million due to higher operating income before restructuring costs and amortization of $81 million, partially offset by increases in amortization of $35 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the current quarter. In the fourth quarter of 2014, net income decreased $36 million primarily due to lower operating income before restructuring costs and amortization of $76 million partially offset by the impact of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. In the first quarter of 2014, net income increased $128 million due to increased operating income before restructuring costs and amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization is due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased $133 million due to decreased operating income before restructuring costs and amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and aforementioned write-down in the fourth quarter. In the third quarter of 2013, net income increased $68 million due to increased operating income before restructuring costs and amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2014 Annual Report outlined critical accounting policies, including key estimates and assumptions, that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.

Adoption of accounting policies for ViaWest

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US $330 million on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of the US denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Shaw Communications Inc.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

2015 GUIDANCE

With respect to 2015 guidance, on a preliminary basis, the Company expects consolidated operating income before restructuring costs and amortization growth to range from 5% to 7% with the inclusion of ViaWest which is expected to contribute approximately US$85 million. Increased capital investment (excluding amounts funded through the accelerated capital fund) is anticipated as the Company continues to enhance its network, provide innovative product offerings and expand the ViaWest footprint. Combined with higher interest related to the ViaWest acquisition and increased cash taxes, free cash flow is expected to exceed $650 million.

Certain important assumptions for 2015 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and Uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	November 30, 2014	August 31, 2014
ASSETS
Current
Cash	24	637
Accounts receivable	552	493
Inventories	102	119
Other current assets	92	73
Derivative	1	—
Asset held for sale [notes 11 and 13]	8	11

	779	1,333
Investments and other assets [note 11]	74	60
Property, plant and equipment	3,996	3,652
Other long-term assets	281	283
Deferred income tax assets	25	26
Intangibles	7,640	7,198
Goodwill	1,404	698

	14,199	13,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	827	828
Provisions	42	44
Income taxes payable	218	341
Unearned revenue	186	183
Current portion of long-term debt [notes 6 and 11]	7	—

	1,280	1,396
Long-term debt [notes 6 and 11]	5,541	4,690
Other long-term liabilities	232	251
Provisions	9	9
Deferred credits	858	862
Deferred income tax liabilities	1,161	1,105

	9,084	8,313
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	4,883	4,702
Non-controlling interests in subsidiaries	235	235

	5,118	4,937

	14,199	13,250

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars except per share amounts]	2014	2013
Revenue [note 3]	1,389	1,362
Operating, general and administrative expenses [note 5]	(783)	(754)
Amortization:
Deferred equipment revenue	19	16
Deferred equipment costs	(40)	(32)
Property, plant and equipment, intangibles and other	(199)	(178)

Operating income	386	414
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(69)	(73)
Business acquisition costs [note 4]	(6)	—
Accretion of long-term liabilities and provisions	(1)	(2)
Equity loss of a joint venture	(13)	—
Other gains (losses) [note 13]	(3)	2

Income before income taxes	293	340
Current income tax expense [note 3]	90	107
Deferred income tax recovery	(24)	(12)

Net income	227	245

Net income attributable to:
Equity shareholders	219	236
Non-controlling interests in subsidiaries	8	9

	227	245

Earnings per share [note 8]
Basic and diluted	0.46	0.51

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2014	2013
Net income	227	245

Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1
Adjustment for hedged items recognized in the period	—	(1)
Exchange differences on translation of a foreign operation	43	—
Exchange differences on US denominated debt hedging a foreign operation	(17)	—
Unrealized loss on available-for-sale investment	(2)	—

	25	—

Comprehensive income	252	245

Comprehensive income attributable to:
Equity shareholders	244	236
Non-controlling interests in subsidiaries	8	9

	252	245

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2014

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	219	—	219	8	227
Other comprehensive income	—	—	—	25	25	—	25

Comprehensive income	—	—	219	25	244	8	252
Dividends	—	—	(93)	—	(93)	—	(93)
Dividend reinvestment plan	39	—	(39)	—	—	—	—
Shares issued under stock option plan	34	(5)	—	—	29	—	29
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(8)	(8)

Balance as at November 30, 2014	3,255	60	1,676	(108)	4,883	235	5,118

Three months ended November 30, 2013

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	236	—	236	9	245
Other comprehensive income	—	—	—	—	—	—	—

Comprehensive income	—	—	236	—	236	9	245
Dividends	—	—	(85)	—	(85)	—	(85)
Dividend reinvestment plan	35	—	(35)	—	—	—	—
Shares issued under stock option plan	11	(1)	—	—	10	—	10
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(5)	(5)

Balance as at November 30, 2013	3,001	72	1,358	(87)	4,344	235	4,579

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2014	2013
OPERATING ACTIVITIES
Funds flow from operations [note 10]	392	382
Net change in non-cash working capital balances related to operations	(174)	28

	218	410

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(221)	(273)
Additions to equipment costs (net) [note 3]	(19)	(25)
Additions to other intangibles [note 3]	(23)	(19)
Net reduction (addition) to inventories	17	(29)
Business acquisition, net of cash acquired [note 4]	(893)	—
Additions to investments and other assets	(30)	—

	(1,169)	(346)

FINANCING ACTIVITIES
Increase in long-term debt	411	—
Debt repayments	(2)	(350)
Issue of Class B Non-Voting Shares [note 7]	29	10
Dividends paid on Class A Shares and Class B Non-Voting Shares	(89)	(81)
Dividends paid on Preferred Shares	(3)	(3)
Distributions paid to non-controlling interests in subsidiaries	(8)	(5)

	338	(429)

Decrease in cash	(613)	(365)
Cash, beginning of the period	637	422

Cash, end of the period	24	57

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and programming content (“Media”). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2014 were authorized for issue by the Audit Committee on January 13, 2015.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2014 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2014.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of accounting policies for ViaWest, Inc. (“ViaWest”)

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US $330 on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of the US denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, COO and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Media. The chief operating decision makers utilize operating income before amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in the prior year, the Company reorganized its residential and enterprise services, previously included in the Cable and Satellite segments, into Consumer and Business Network Services segments, respectively with no change to the Media operating segment. The Consumer division provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. Comparative results have been restated to reflect the new business segments. The Business Infrastructure Services segment was created with the acquisition of ViaWest on September 2, 2014, and provides data centre colocation, cloud and managed services to North American businesses. The Media division provides programming content and its operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada with the exception of ViaWest which is located in the United States. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended November 30,
	2014 $	2013 $
Revenue
Consumer	927	945
Business Network Services	127	119
Business Infrastructure Services	55	—
Media	307	325

	1,416	1,389
Intersegment eliminations	(27)	(27)

	1,389	1,362

Operating income before amortization
Consumer	405	413
Business Network Services	61	58
Business Infrastructure Services	21	—
Media	119	137

	606	608
Amortization	(220)	(194)

Operating income	386	414

Current taxes
Operating	98	103
Other/non-operating	(8)	4

	90	107

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2014 $	2013 $
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	205	273
Business Infrastructure Services	12	—
Media	1	2

	218	275

Equipment costs (net of revenue)
Consumer and Business Network Services	22	28

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	227	301
Business Infrastructure Services	12	—
Media	1	2

	240	303

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	221	273
Additions to equipment costs (net)	19	25
Additions to other intangibles	23	19

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	263	317
Decrease in working capital and other liabilities related to capital expenditures	(25)	(11)
Decrease in customer equipment financing receivables	3	3
Less: Proceeds on disposal of property, plant and equipment	—	(5)
Less: Satellite equipment profit (2)	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	240	303

(1)	The three months ended November 30, 2014 include $30 (2013 - $63) related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	BUSINESS ACQUISITION

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. The operating results of ViaWest are included in the Company’s consolidated financial statements from the date of acquisition.

In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors. During the three months ended November 30, 2014, the Company incurred additional acquisition related costs of $6.

The purchase consideration consisted of $898 of cash and issuance of share-based compensation of $8. The purchase equation is preliminary pending finalization of valuation of net assets acquired. A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	5
Receivables	10
Other current assets	5
Property and equipment	311
Other long-term assets	2
Intangibles (1)	404
Goodwill, not deductible for tax (2)	674

1,411
Current liabilities	16
Current debt (3)	7
Deferred income taxes	76
Long-term debt (3)	406

906

(1)	Intangibles include a trade name, customer relationships and software assets.
(2)	Goodwill comprises the value of upside and expansion potential due to industry growth expectations and demand for data centre services as well as a strong management team and an assembled workforce. Goodwill increased $32 at November 30, 2014 due to translation using the period end foreign exchange rate.
(3)	Current and long-term debt is comprised of amounts outstanding under ViaWest’s credit facility, finance lease obligations in respect of certain equipment and amounts owing to landlords in respect of financing leasehold improvements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended November 30,
	2014 $	2013 $
Employee salaries and benefits	234	231
Purchases of goods and services	549	523

	783	754

6.	LONG-TERM DEBT

	November 30, 2014			August 31, 2014
	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $
Corporate
Bank loans (1)	428	—	428	—	—	—
Cdn fixed rate senior notes-
6.15% due May 9, 2016	298	2	300	298	2	300
5.70% due March 2, 2017	398	2	400	398	2	400
5.65% due October 1, 2019	1,244	6	1,250	1,244	6	1,250
5.50% due December 7, 2020	497	3	500	497	3	500
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,779	49	4,828	4,351	49	4,400
Cdn variable rate senior notes-
Due February 1, 2016	299	1	300	299	1	300

	5,078	50	5,128	4,650	50	4,700
Other
ViaWest – credit facility (2)	400	—	400	—	—	—
ViaWest – other (3)	30	—	30	—	—	—
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,548	50	5,598	4,690	50	4,740
Less current portion (4)	7	—	7	—	—	—

	5,541	50	5,591	4,690	50	4,740

(1)	Bank loans includes borrowings of USD $330 and Cdn $50. Subsequent to quarter end, the Company amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019.
(2)	ViaWest’s credit facility matures in May 2017 and is secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement. On September 2, 2014, ViaWest’s credit facility consisted of a term loan of US $322 and US $28 of borrowings under a US $40 revolving facility. The term loan has quarterly principal repayments of US $1 with the balance due on maturity. Interest rates fluctuate with LIBOR, US prime, US Federal Funds and Eurodollar rates. ViaWest has a US $130 interest rate swap which hedges the exposure to changes in cash flows and minimizes variability related to its credit facility. The interest rate swap terminates in June 2015.
(3)	Finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements expire and mature at various dates through to 2023. Collateral has been provided as security for the related transactions and agreements as required.
(4)	Current portion of long-term debt includes the amount due within one year in respect of ViaWest’s credit facility, finance lease obligations and landlord debt.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2014 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2014	22,420,064	2	439,606,326	2,887	12,000,000	293
Issued upon stock option plan exercises	—	—	1,305,678	34	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,368,851	39	—	—

November 30, 2014	22,420,064	2	442,280,855	2,960	12,000,000	293

8.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2014	2013
Numerator for basic and diluted earnings per share ($)
Net income	227	245
Deduct: net income attributable to non-controlling interests	(8)	(9)
Deduct: dividends on Preferred Shares	(4)	(4)

Net income attributable to common shareholders	215	232

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	463	454
Effect of dilutive securities (1)	3	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	466	456

Earnings per share ($)
Basic and diluted	0.46	0.51

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2014, 489,428 (2013 – 8,471,313) options were excluded from the diluted earnings per share calculation.

9.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Unrealized loss on available-for-sale investment	(2)	—	(2)
Exchange differences on translation of a foreign operation	43	—	43
Exchange differences on translation of US denominated debt hedging a foreign operation	(17)	—	(17)

	25	—	25

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	(1)	—	(1)

	—	—	—

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2014 $	August 31, 2014 $
Items that may subsequently be reclassified to income
Fair value of derivatives	1	—
Foreign currency translation adjustments	26	—
Unrealized loss on available-for-sale investment	(4)	(2)

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(131)	(131)

	(108)	(133)

10.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended November 30,
	2014	2013
	$	$
Net income	227	245
Adjustments to reconcile net income to funds flow from operations:
Amortization	221	195
Program rights	(24)	(26)
Deferred income tax recovery	(24)	(12)
CRTC benefit obligation funding	(5)	(12)
Share-based compensation	1	1
Defined benefit pension plans	(24)	(14)
Accretion of long-term liabilities and provisions	1	2
Equity loss of a joint venture	13	—
Write-down of property held for sale	3	—
Other	3	3

Funds flow from operations	392	382

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2014 $	2013 $
Interest paid	108	117
Income taxes paid (net of refunds)	213	44
Interest received	—	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2014 $	2013 $
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	39	35
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	5
Lease transaction:
Capitalization of transponders under lease renewal	—	5

11.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of derivative financial instruments, an investment in a publicly traded company and long-term debt are as follows:

	November 30, 2014		August 31, 2014
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instrument (2)	1	1	—	—
Investment in publicly traded company (1)	5	5	7	7

Liabilities
Long-term debt (including current portion) (2)	5,548	6,259	4,690	5,390

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Real estate property

A real estate property has been classified as held for sale in the statement of financial position at November 30, 2014 and August 31, 2014. The estimated fair value, being the estimated fair value less costs to sell, has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

12.	RESTRUCTURING COSTS

During the third quarter of 2013, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, the Company recorded $58 in fiscal 2014 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. A total of $45 had been paid in fiscal 2014 and $4 was paid in the current quarter. The majority of the remaining costs of $9 is expected to be paid within the next three months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

13.	OTHER GAINS (LOSSES)

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current quarter, the category also includes a write-down of $3 in respect of the property classified as held for sale while the comparative quarter includes a refund of $5 from the Canwest CCAA plan implementation fund.